OPTION AGREEMENT
OPTION AGREEMENT - CUMO AND TRIKA Y PROPERTIES

TillS AGREEMENT is dated for reference the 21st day of January, 2005.

BETWEEN:
MOSQUITO CONSOLIDATED GOLD MINES LIMITED,
#301 - 455 Granville Street,
Vancouver, British Columbia, V 6C 1 Tl
(the 'Optionor")
OF THE FIRST PART

AND:
KOBEX RESOURCES LTD., #1605 -
750 West Pender Street, Vancouver,
British Columbia, V 6C 2I8
(the 'Optionee")
OF THE SECOND PART

WHEREAS:

A. The Optionor has entered into an agreement dated October13, 2004 and amended January 14, 2005 (together, the "Cumo Agreement"), a copy of which is attached as Schedule "A" to this Agreement, pursuant to which the Optionor has the right and option to acquire a 100% undivided interest in certain mineral claims or mineral property interests as set out in the Cumo Agreement (the "Cumo Property");

B. The Optionor also has applied for an Exploration Pennit with respect to certain mineral claims situate in the Mt. lsa area of the State of Queensland, Australia, more particularly described in Schedule "B" to this Agreement (the 'Trikay Property"); and

C. The Optionor has agreed to grant to the Optionee the sole and exclusive right and option to acquire all of the Optionor's interest in and to both the Cumo Property and the Trikay Property (hereinafter collectively referred to as the 'Property'), upon and subject to the terms and conditions herein set forth.

NOW THEREFORE TillS AGREEMENT WITNESSES that in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency whereof is by the Optionor hereby acknowledged, the parties agree as follows:

DEFINITIONS

1.  For the purposes of this Agreement the following words and phrases shall have the following meanings, namely:

consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of, the Articles or the constating documents of the Optionee or any shareholders' or directors' resolution, indenture, agreement or other instrument whatsoever to which the Optionee is a party or by which it is bound or to which it or the Property may be subject;

(iii)
no proceedings are pending for, and the Optionee is unaware of any basis for the institution of any proceedings leading to, the dissolution or winding up of the Optionee or the placing of the Optionee in bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(b)
The representations and warranties contained in this Section 3 are provided for the exclusive benefit of the Optionor and a breach of anyone or more thereof may be waived by the Optionor in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in this Section shall survive the execution hereof.

ACQUISITION OF OPTION

4.	(a)
The Optionor hereby grants to the Optionee the sole and exclusive right and option, subject to the terms of this Agreement, to acquire the Property free and clear of all charges, encumbrances and claims, save and except for those set out herein.

(b)
Subject to the provisions of Sections 14 and 17, this Agreement and the Option may be terminated by the Optionor if the Optionee should fail to make any of the following Option payments or share issuances or incur the following Expenditures, within the time limits set out below:

(i)	Cash Payments: (Total $5,000,000):

$50,000 non-refundable signillg fee upon the execu~~. of this Agreement;

A further $50,000 upon completion of Due Diligence by the Optionee and acceptance for filing of this Agreement by the TSX Venture Exchange ('Regulatory Acceptance ");

A finther $150,000 within the earlier of 6 months from the date of this Agreement and the date of Regulatory Acceptance;

A finther $500,000 on or before January 21, 2006;

A further $750,000 on or before January 21,2007;

A further $1,500,000 on or before January 21,2008;

A further $2,000,000 on or before January 21, 2009;

(ii) Share Issuances: 12,500,000 fully paid and non-assessable shares in the capital of the Optionee as presently constituted, to be adjusted in the event of any subdivision, consolidation or other capital reorganization and to be issued as follows:

500,000 on Regulatory Acceptance;

1,500,000 on or before January 21, 2006;

2,000,000 on or before January 21,2007;

3,500,000 on or before January 21, 2008;

5,000,000 on or before January 21, 2009;

(ill) Expenditures: (Total $10,000,000) to be made as follows:

$1,000,000 on or before January 21,2006;

$1,500,000 on or before January 21, 2007;

$2,000,000 on or before January 21, 2008;

$2,500,000 on or before January 21,2009;

$3,000,000 on or before January 21, 2010;

(c)
Notwithstanding any other provision herein, but subject to completion of Due Diligence to the satisfaction of the Optionee, the Optionee agrees as a finn commitment that in consideration for the grant of the Option herein it will make cash payments to the Optionor hereunder of not less than $250,000 and incur Expenditures of not less than $1,000,000, prior to termination of the Option.

(d)
The Optionee further agrees that in the event the Expenditures as set out in Section 4(b )(iii) are accelerated, the cash payments and share issuances referred to in Sections 4(b )(i) and (ii) will also be accelerated in a corresponding manner.

(e)
If the Optionee accelerates the payments and other obligations descn~d-~ this Section 4, the Optionor, if it has not already done so, will accelerate the exe;ci~ of the option granted to the Optionor under the Cumo Agreement such that the Optionee will receive title to the Cumo Property free and clear of all liens, claims, charges and encumbrances and to the extent that the Optionor fails to do so, the Optionee shan have the right to provide the Optionor with such cash payments as may be required to effect the exercise of the option under the Cumo Agreement and deduct such payments from the January 21, 2009 payment due to the Optionor under Section 4 of this Agreement and upon receipt of such payments, the Optionor agrees to make the required payment in shares of its capital so as to fully exercise the option under the Cumo Agreement..

EXERCISE OF OPTION

5.	(a)
The Optionee may exercise the Option herein by making all of the cash payments, issuing all of the shares, and incurring all of the Expenditures provided for in Section 4.   , Upon exercise of the Option the Optionee shall deliver to the Optionor a Written statement certified by the Chief Financial Officer of the Optionee setting out in reasonable detail particulars of Expenditures incurred by the Optionee hereunder which in the absence of manifest error shall constitute conclusive evidence that such Expenditures have been incurred.

(b)
If and when the Option has been exercised, a 100% right, title and interest in and to the Property shall vest in the Optionee free and clear of all charges, encumbrances and claims, except for the royalty interest described in the Cumo Agreement.

RIGHT OF ENTRY

6. Throughout the Option Period the Directors and aTIcers of the Optionee and its servants, agents and independent contractors, shall have the sole and exclusive right in respect of the Property (subject however to the provisions of Section 8(c)) to:

(a)	enter thereon;

(b)	have exclusive and quiet possession thereof;

(c)	do such prospecting, exploration, development and/or other milling work thereon and thereunder as the Optionee in its sole discretion may determine advisable;

(d)	bring upon and erect upon the Property, buildings, plant, machinery and equipment as the Optionee may deem advisable; and

(e)	remove therefrom and dispose of reasonable quantities of ores, minerals and metals for the purposes of obtaining assays or making other tests.

TRANSFER OF PROPERTY

7.	(a)
Immediately following Regulatory Acceptance the Optionor shall deliver, or cause to be delivered, to the Optionee transfers of the Cumo Property duly executed by Cumo in favour of the Optionee and undertake and carry out such measures as are appropriate for the transfer of all the Optionor's rights in the Trikay Property to the Optionee and all costs incurred in doing so shall be borne by the Optionee.

(b)
The Optionee shall be entitled to record all transfers contemplated hereby at its own cost with the appropriate government office to effect legal transfer of the Property into the name of the Optionee, provided that the Optionee shall hold the Property in trust subject to the terms of this Agreement, it being understood that the transfer of legal title

OPTION TO PURCHASE AGREEMENT

THIS OPTION TO PURCHASE AGREEMENT is made effective this 13th Day of October , 2004.

CUMO MOLYBDENUM MINING INC.

A Nevada Corporation with an office at 608 Front Street, P.O. Box 408, Mina, Nevada 89422 (hereinafter referred to as "Optionor") does hereby OPTION AND GRANT unto

MOSQUITO CONSOLIDATED GOLD MINES LIMITED

A British Columbia Corporation with an office at 301-455 Granville St., Vancouver, B.C. V 6C I T I (hereafter referred to as "Optionee")

I. An Option to explore, mine and process minerals from the New CUMO Mining Claims described in the attached Exhibit "A" (hereinafter referred to as the "Property").

WHEREAS:

A. CUMO Molybdenum Mining, Inc. owns certain un-patented mining claims situated in Boise County, Idaho, more particularly described in Exhibit A attached hereto and by this reference made a part hereof and hereafter referred to as the "Property".

B. Optionor and Optionee desire to enter into an Agreement pursuant to which the Optionor shall grant to the Optionee an Option to Purchase the Property, on the terms and conditions as herein set forth.

NOW, THEREFORE, in consideration of their mutual agreements and obligations hereinafter set forth, the parties agree as follows:
.
1. Definitions. The following defined words wherever used in this agreement, shaIlhave the meaning described below:

1.1 "Commercial Production" shall mean the extraction, processing or handling of Products removed from the Property.

1.2 " Effective Date" shall mean the date first above set forth.

1.3 "Option Year" shall mean One (I) year period following the Effective Date and each anniversary of the Effective Date.

1.4 “Optionor" shall mean CUMO Molybdenum Mining Inc. and their successors and assIgns.

1.5 "Optionee" shall mean Mosquito Consolidated Gold Mines Ltd. and their successors and assigns.

1.6 "Products" shall mean copper, molybdenum, silver, gold or other ores, minerals or metals mined and processed from the Property.

1. 7 "Royalty" shall mean the amount owed and payable to the Optionor from Commercial Production from the Property.

2.0 GRANT OF MINING PRIVILEGE, OPTION AND USE.

2.1 GENERAL: Optionor and Optionee enter into this Option Agreement(hereinafter referred to as the Agreement) for the purposes hereinafter mentioned, and they agree that all their rights and all of the operations on or in connection with he Property shall be subject to and governed by this Agreement.

2.2 GRANT OF MINING PRIVILEGE: Subject to the terms and conditions of this Agreement and to the extent permitted by applicable federal, state and 10cal laws. regulations and ordinances, Optionor grants exclusively to Optionee the right to enter upon the Property for the purpose of exploring for, developing and processing Products from the Property. Optionee may perform such drilling, blasting. bulldozing, stockpiling and testing and other work on said mining Property as may be necessary to explore and develop the Property. Optionee has the privilege. at their election to construct buildings and to install and operate crushing and processing equipment in support of any operation.

2.3 REPRESENTATIONS: The Optionor represents, warrants and covenants to and with the Optionee that:

a. it is a company duly incorporated, validly subsisting, and in good standing under the laws of the State of Nevada;

b. it has full power and authority to enter into and carry out this Agreement and the signing, delivery and performance of this Agreement will not conflict with any other Agreement.

c it is the registered and beneficial owner of the Property and has good title to the Property, free and clear of any liel1s and encumbrances and is not subject to any right claim or interest of any other persons.

d. the Property is accurately described in Exhibit A and the Property is in good standing under Idaho and Federal law.

e. It has made all taxes, assessments, rentals, levies or other payments relating to the Property required to be made to any federal, state, or local governmental agency.

f. It has not received from any government agency any notice relating to any actual or alleged environmental claims, and so far as the Optionor is aware, there are no outstanding work orders or actions required to be taken relating to environmental matters respecting the Property.

g. So far as the Optionor is aware, there is no adverse claims or challenges against as to the ownership of or title to the Property, nor is there any basis for any adverse claim or challenge, and there are no outstanding agreements, to acquire, purchase or explore the Property, and no other person has any royalty or interest in production or profit from the Property or any portion of the Property, other than to Optionor, and

h. It will make available to the Optionee all information in its possession or control relating to exploration work done on or regarding the property.

3.0 RELATIONSHIP OF THE PARTIES.

3.1 NO PARTNERSHIP: This lease agreement shall not be to constitute any party, in its capacity as such, the partner, agent or legal representative of any party, or to create any partnership, mining partnership or other partnership relationship, or fiduciary relationship between them, for any purpose whatsoever.

4.0 TERM: Unless terminated earlier, as herein provided, the term of this Option shall be for so long as the Option Agreement is in effect and good standing.

5.0 PAYMENTS: In consideration of the granting of the privileges aforesaid, Optionee has agreed and herein agrees, during the continuance in effect of this Option, to pay to the Optionor the following sums of money and shares on or before the dates specified:

5.1 MINIMUM ADVANCED ROYALTY AND STOCK PAYMENTS:

3. On signing.	$10,000 USD
b. After 60 days,	$10,000 USD
c. After 6 months,	$5000 USD.
d. 1st Anniversary,	$20,000 USD.
e. 2nd Anniversary,	$20,000 USD.
f. 3rd Anniversary,	$15,000 USD
g. $15,000 USD every 6 months thereafter for so long as Option is in effect.

All of the above payments, except for the shares, are to be considered as Minimum Advanced Royalty Payments to be credited against any Royalty payments owed to Optionor in the future.

5.2 SHARE PAYMENTS

The Optionee shall issue 300,000 common shares of Mosquito Consolidated Gold Mines Limited to the Optionor as follows:

a. After 60 days, 90,000 shares of Mosquito Consolidated Gold Mines Limited.

b. After 9 months, 90,000 shares of Mosquito Consolidated Gold Mines Limited.

c. After 18 months, 120,000 shares, of Mosquito Consolidated Gold Mines Limited.

This agreement and the issuance of shares are subject to the approval of the TSX-Venture Exchange.

5.3 NET SMELTER RETURN ROYALTY (NSR): The Optionee shall pay a Net Smelter Return Royalty (NSR) of 1.5% (one & one-half percent) to a maximum of $3,000,000.00 and thereafter a 0.5% (one-half percent) NSR payable for so long as the Option is in effect.

For the purpose of this agreement, a net smelter return royalty (NSR) shall mean the total gross sale proceeds received by or credited to the Optionee for Products less only:

a.	All actual costs incurred by the Optionee for transportation of the Products to a point of sale including insurance;

b.
All sampling, assaying, weighing, treatment or processing, milling, smelter or refining charges or penalties which are charged by the purchaser to the Optionee except those deducted by the purchaser directly from the proceeds of sale; and

c.	All taxes levied upon production or severance of the products, or upon which the sale the net smelter is computed.

Any payments received by the Optionor payable under paragraph 5.1 will be credited and deducted from any advance royalty payments due for so long as the Option is in effect.

5.4 METHOD OF PAYMENT OF ROYALTY: All Royalty payments made by Optionee to Optionor shall be due and payable every 60 days by wire transfer, cashiers check, money order or by cash to Optionor representative in person or by delivery to Optionor address for notice purposes. Optionee shall be obligated to deliver only ~ single check or payment, and Optionee shall have no responsibility for disbursement-' or distribution of any payment after receipt of payment by the payee. Optionee shaU.-4eliSer to Optionor a statement showing the amount of production Royalty due and the manner in which it was determined and shall submit to Optionor data reasonably necessary to enable Optionor to verify the determination.

5.4 AUDIT: Optionor or its authorized agents shall have the right to audit and inspect Optionee accounting records used in calculating production royalty payments,~which may be exercised as to each payment at any reasonable time during a period of one (I) year from the date on which payment was made by lessee. If no such audit is performed during such period, such accounts, records and payment shall be conclusively deemed to be true, accurate and correct.

6.0 COMPLIANCE WITH THE LAW: The exercise by Optionee of any of any rights, privileges, grants and uses under this Agreement shall conform at all times with the applicable laws and regulations of the state in which the Property is situated and those of the USA. Optionee shall be fully responsible for compliance with all applicable federal, state and local reclamation, statutes, regulations and ordinances relating to such work. Optionee shall indemnify and hold harmless Optionor from any claims, assessments, fines and actions arising from Optionee failure to perform the foregoing obligations. Optionor agrees to cooperate with Optionee in Optionee application for governmental licenses, permits and approvals, the cost of all of which shall be borne by Optionee.

7.0 MINING AND PROCESSING PRACTICES: The Optionee shall carry out all mining and processing operations in a good, workman and miner like manner according to the rules and customs of good and economic mining and processing and in compliance with all state, federal and local safety rules and regulations. Optionee will comply with all Local, State and Federal environmental laws and regulations during mining and reclamation activities on the Property and obtain all necessary permits pertaining to these activities.

7.1 KEEPING PROPERTY IN GOOD STANDING AND FREE FROM LIENS, ETC: The Optionee shall file Notice of Intent to Hold Claims with the Boise County Recorder by August 1 of any year and pay Annual Rental Fees (now $125 per year per claim) to the BLM by August 15 of any year. The Optionee shall promptly pay and discharge all liens, claims and demands of laborers and material men, who may be employed by Optionee on or about the mining premises in transporting and handling rock products from the said mining premises and in connection with mining and processing operations by them conducted thereon, to the end and purpose that said premises shall be kept free and clear of claims and demands of laborer, material men and others who may be employed thereon, or furnish material or fuel thereon. Optionee further agree that the Optionor may, at their option, post or cause to be posted upon the premises one or more notice of non-responsibility in the manner and form prescribed by law, to the end that such notices of non-responsibility, with proof of posting, may be recorded by Optionor.

7.2 INSURANCE: Optionee shall keep in full force and effect, at his sole cost and expense, Workman's Compensation Insurance for protection of all employees, workmen, sub-contractors and other laborers engaged by him in, on or about the mining premises and/or in connection with work, mining and transportation and processing all rock and rock products thereon and there from, and that he will further comply with all laws, rules and regulations of governmental authority relating to or applicable to operations conducted on the demised property. Optionee shall carry a liability policy of at least one million ($1,000,000) US dollars to cover all phases of operations on the premises.

7.3 TAXES: Optionee shall, during the continuance in effect of this Option' Agreement, pay all local, state and federal taxes and county assessments on improvements and equipment which may be levied, assessed or charged against or for the benefit of the mining operation and premises which are the subject hereof, and for material extracted or removed from the premises. Optionor shall pay their taxes on income from Property.

7.4 CROSS MINING: Optionee is granted the right to mine and remove Products from the Property through or by all means of shafts, openings or pits which may be in or upon adjoining lands owned or controlled by Optionee. Optionee may use the Property and any shafts, openings or pits on the Property for the mining, removal, treatment and transportation of ores or Products from adjoining lands, or for any purpose connected with such activities. Optionee shall have the right to treat or process, in any manner, any Products mined or produced from the Property and from such lands. Such treatment may be conducted wholly or in part at facilities established or maintained on the Property or on other lands. The tailings or residue ftom such treatment shall be deemed waste and may be deposited on the property on the Property or on other lands and Optionee shall have no obligation to remove such waste from the Property nor return to the Property waste resulting from the processing of Products from the Property.

8.0 WORK REQUIREMENT: Optionee will perform at least $25,000 worth of work on the "Property" during the first year and at least $50,000 worth of work on the property each year thereafter for so long as the Option is in effect. The dollar value of production, Royalty paid can be counted as "work". All Monies spent may be used as a credit towards future years

9.0 DEFAULT BY OPTIONEE AND SUBSEQUENT TERMINATION BY OPTIONOR: In the event of any default or failure by Optionee to comply with any of the covenants, terms or conditions of this Agreement, Optionor shall give written notice by certified mail of said default, specifying details of same. If such default by Optionee is  not remedied within Thirty (30) days after receipt of the notice, then this Agreement shall be deemed cancelled and terminated effective on the Thirty First (31 st) day after receipt of the notice. In the case of Optionee failure to pay the minimum advanced royalty or production royalty payments due hereunder, Optionor shall be entitled to give Optionee written notice by certified mail of default, and if such default is not remedied within Twenty (20) days after receipt of the notice, then the Agreement shall be deemed cancelled and terminated effective on the Twenty First (21st) day after Optionee receipt of said notice. If Optionee refuses to accept certified mail then automatic termination takes effect based on date of refusal to accept notice rather then on date of actual receipt of notice.

9.1 TERMINATION BY OPTIONEE: Optionee may at any time terminate this Agreement by giving 30-day advance written notice of said termination to Optionor. On or promptly after delivery of the notice oftennination, Optionee shall execute and deliver to Optionor a written release of the Agreement in proper form for recording. Optionee shall be required to pay all payments whatsoever owed to Optionor at the time of termination. On expiration or termination of this Agreement, Optionee shall surrender and return the Property in a state of compliance with applicable laws, regt!lations and ordinances of any government agency or authority having jurisdiction of the Property, arid, if Optionee compliance is incomplete at such time, then Optionee shall diligently take the actions necessary to complete compliance. Optionee will leave claims in good standing in regards to paying annual BLM Rental Fees of $125 per claim. Optionee obligation to perform all reclamation and cleanup work as required by federal, state and local government regulation, law or statute as a result of its activities or operations on the Property shall survive termination of this Agreement.

10.0 REMOVAL OF EQUIPMENT: Optionee shall upon termination of this Agreement, at the request of the Optionor, but in any case not later than Six (6) months after termination of this Agreement remove from the Property all buildings, structures and equipment, and to restore or diligently act to restore the Property to an environmentally acceptable state as may be required by federal, state and local government authority. Any buildings, structures or equipment including personal property of the Optionee, remaining on the Property after the time described in this section shall deemed to be owned by Optionor with no further action on the part of the parties.

11.0 FORCE MAJEURE: The respective obligations of either party, except Optionee obligation to pay the minimum payments and maintain all insurance, shall be suspended during the time and to only the extent that such party is prevented from compliance, in whole or in part, by war, earthquake, fire, flood, strike and the act or restraint, present or future, of any lawful authority, statute, governmental regulation or ordinance, environmental restrictions or conditions, permit or license approval or act of God.

12.0 NOTICES: Any notices required or authorized to be given by this Agreement shall be in written form by registered or certified mail, addressed to the proper party at the following address or such address as shall have been designated to the other party in accordance with this section. Any notice required or authorized to be given by this Agreement shall be deemed to have been sufficiently given or served in written form if mailed as provided herein or personally delivered to the proper party. Such notice shall be effective on the date of receipt by the addressee party:

If to Optionor:	CUMO Molybdenum Mining, Inc. P.O. Box 408
Mina, Nevada 89422

If to Optionee:	Mosquito Consolidated Gold Mines Limited
301-455 Granville St.
Vancouver, B.C. Canada V6C ITI

13.0 BINDING EFFECT OF OBLIGATIONS: The terms of this Agreement will "Run With the Land" and shall be binding upon and inure to the benefit of the respective parties and their successors and assigns....

14:0 WHOLE AGREEMENT: The parties hereto agree that the whole Agreement between them is written in this Agreement and in any memorandum of agreement of even date, which is intended to be recorded. There are no terms or conditions, express or implied, than expressly stated in this Agreement. This Agreement may be amended or modified only by an instrument in writing, signed by the parties with the same formality as this Agreement.

15.0 GOVERNING LAW: This Agreement shall be construed and enforced ill accordance with the laws of the State of Nevada and Province of British Columbia.

16.0 MULTIPLE COUNTERPARTS: This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

17.0 SEVERABILITY: If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any law of the USA, or state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

18.0 ASSIGNMENT: Upon providing written notice to the other party in accordance with the terms of this Agreement, either party may assign its respective rights and obligations under this Agreement, provided that the assignee executes an assumption of all of the assignor's obligations hereunder and agrees to be bound by all terms and conditions of this Agreement. No such assignment shall in any way enlarge or diminish the right of obligations of Lessee or Optionor hereunder. Upon the assumption by the assignee of the assignors obligations, the assigning party shall be fully released from and shall not be liable or responsible to the non-assigning party in any way for any duties, costs, payments or other liabilities or obligations that thereafter arise or accrue directly or indirectly under this Agreement. A fully executed memorandum of assignment in a form that can be recorded shall be provided to the non-assigning party by the assigning party.

On this 13th day of October, 2004, personally appeared before me, a Notary Public, Brian A. McClay and acknowledged that he executed the above Option Agreement in his capacity as President of Mosquito Consolidated Gold Mines Limited, as indicated above, on behalf of said Corporation and that the Corporation executed same.

EXHIBIT "A"

The Property, which is the subject of the aforementioned Option Agreement, includes those certain Un-patented Mining Claims situate in Sections 17 & 18, T8N; R6E in Boise County, Idaho which are owned by the Optionor, more particularly described as follows:

Name of Claim	BLM Serial #	County Instrument #
New CUMO # I	IMC 182493	171292
New CUMO # 2	IMC 182494	171293
New CUMO # 3	IMC 182495	171294
New CUMO # 4	IMC 182496	171295
New CUMO # 5	IMC 182497	171296
New CUMO # 6	IMC 182498	171297
New CUMO # 7	IMC 182499	171298
New CUMO # 8	IMC 182500	171299

AMENDMENT TO OPTION TO PURCHASE AGREEMENT

Between:

CUMO Molybdenum Mining Inc.
608 Front Street
P.O. 408
MINA, NEVADA
98422
("Cumo")

and

Mosquito Consolidated Gold Mines Ltd.
301-455 Granville Street Vancouver B.
C. V 6C 1 T 1
("Mosquito")

January 14, 2005

This letter will confirm our mutual agreement to amend our October 13, 2004 Option to Purchase Agreement (the "Agreement") with the following:

1. Cumo will grant Mosquito an exclusive option to purchase all (100%) of Cumo's rights, ownership and royalty interests in the Cumo mineral claims which are the subject of the
Agreement (the "Property") for $1,500,000.00(USD).

a.	Term of the option will be 4 years from date of this letter.

b.	Payment of the $1,500,000.00 will be $1,000,000.00 in cash and $500,000.00 in common shares of Mosquito.

2. It is the intention of Mosquito to enter an agreement with Kobex Resources Ltd. (“Kobex”) whereby Mosquito will grant Kobex an option to purchase all Mosquito's interests in the property.

a. Cumo has agreed to use it's best efforts in assisting the parties in completing this agreement including entering into a Trust and Escrow agreements with Kobex which will facilitate the transfer of title in the Property to Kobex and re-transfer title to Cumo in the event that Kobex terminates it's option with Mosquito, in a manner satisfactory to the legal counsel of Cumo.

b. All costs incurred in the transfer, escrow and return oftitIe of the property will be the responsibility of Kobex. Cumo shall choose an Escrow company satisfactory to all parties.

3. During the term of the agreement any mineral interest within an area of five miles from the exterior boundaries of the Cumo property acquired by any means by or on behalf of either of the parties hereto or their affiliates or associates or any party not at arm's length to either of the parties shall be deemed to be part of the Property and shall be subject to the terms of the Agreement.

Mosquito and Cumo will do all things necessary to complete any further documents necessary to insure the completion of the amendments documented in this agreement.

4. Notwithstanding paragraph 1 of this amendment, upon payment of the $3,000,000.00 in advance royalty payments described in paragraph 5.1 of the Agreement and the issuance of the 300,000 shares described in paragraph 5.2 of the Agreement Cumo will transfer all interest and title to the property to Mosquito. This transfer will not include the 1/2% (one-half percent) net smelter royalty payable to Cumo.

On this 14th day of January, 2005, personally appeared before me, a Notary Public, Brian A. McClay and acknowledged that he executed the above Amendment to Option to Purchase Agreement in his capacity as President of Mosquito Consolidoted Gold Mines Limited, as indicated above, on behalf of said Corporation and the Corporation executed the same.